Navios Maritime Holdings Inc.
Reports
Financial Results for the
Fourth Quarter and Year Ended December 31, 2009
•	99.4% increase in quarterly adjusted EBITDA to $51.3 million

•	39.2% increase in annual adjusted EBITDA to $193.7 million

•	350.9% increase in quarterly adjusted net income to $10.5 million

•	Basic EPS of $0.12 for Q4 2009

•	Dividend of $0.06 per share for Q4 2009
PIRAEUS, GREECE February 23, 2010 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the fourth quarter and year ended December 31, 2009.
Angeliki Frangou, Chairman and CEO of Navios Holdings stated, “Our industry entered 2009 facing challenges virtually without precedent. The economic crisis required that Navios focus on its balance sheet, which we did by raising more than $1.3 billion in a mix of equity and long-term debt from the capital markets and commercial banks. Part of these proceeds were used to acquire seven capesize vessels, delivering in 2010, with secured cash flows for the next ten years”
Angeliki Frangou continued, “With our capital expenditures fully funded and less than $60 million of debt maturing in 2010, Navios is well capitalized and positioned to take advantage of opportunities that may develop.”
2009 HIGHLIGHTS — RECENT DEVELOPMENTS
2009 Fundraising Initiatives
Debt
      $400.0 million of 8.875% First Preferred Mortgage Notes due 2017

      $545.0 million new bank debt
•	Long-term debt financing secured for the entire new building program

•	Achieved favorable borrowing terms in difficult environment
Equity
      $221.1 million mandatorily convertible preferred stock (“MCPS”)
•	Preferred stock issued for acquiring vessels having significant cash flow

•	$87.0 million issued in 2009

•	$134.1 million to be issued in 2010/2011

•	357,142 common shares issued on converting preferred stock in December 2009 at $14.0 per share

•	No common shares issued in the market during credit crisis

•	Shareholders protected from undue dilution — 14% dilution scheduled over a ten-year period.
Liquidity
Navios Holdings received approximately $130.0 million from dropdown of vessels to Navios Maritime Partners L.P. (“Navios Partners”). These transactions allowed Navios Holdings to monetize certain tangible and intangible assets in “all cash” transactions while keeping a residual interest in the vessels through its ownership interest in Navios Partners.
Navios Holdings’ Core Fleet Highlights
Expected EBITDA figures assume 360 revenue days and $5,000/$4,500 operating expenses per day for Capesize/Ultra-Handymax, respectively.

2009 New Build Vessel Deliveries
During 2009 Navios Holdings took delivery of eight Capesize and two Ultra-Handymax vessels as follows:

Vessel	Type / DWT	Delivery Date	Daily Charter-out rate (net)	Charter Term
Navios Bonavis	Capesize /180,022	06/29/2009	$47,400	5 years
Navios Happiness	Capesize / 180,022	07/23/2009	$55,100	5 years
Navios Pollux	Capesize / 180,727	07/24/2009	$42,250	10 years
Navios Aurora II	Capesize / 169,031	11/25/2009	$41,325	10 years
Navios Lumen	Capesize / 180,661	12/10/2009	$37,500 / $39,830 / $39,330	8 years
Navios Phoenix	Capesize / 180,242	12/21/2009	$36,575	1 year
Navios Stellar	Capesize / 169,001	12/23/2009	$35,874	7 years
Navios Antares	Capesize / 169,059	01/20/2010	$38,000	5 years
Navios Vega	Ultra-Handymax/58,792	02/18/2009	$12,350	2 years
Navios Celestial	Ultra-Handymax/58,063	09/18/2009	$17,550	2 years
The Capesize vessels have an average charter out period of about 6.4 years and are expected to generate annual EBITDA of approximately $106.1 million. The two Ultra-Handymaxes have an average charter out term of two years and are expected to generate annual EBITDA of approximately $7.4 million.
2010 New Build Capesize Deliveries
As part of its new building program, Navios Holdings expects the delivery of seven Capesize vessels in 2010 and 2011 as follows.

	Anticipated		Charter-out
	Delivery		rate per day
Vessel	Date	DWT	(net)	Charter Term	Profit Share
Navios Fulvia	08/2010	180,000	$50,588	5 years	N/A
Navios Melodia	07/2010	180,000	$29,356	12 years	50/50 in excess of $37,500
Navios Buena Ventura	09/2010	180,000	$29,356	10 years	50/50 in excess of $38,500
Navios Luz	10/2010	180,000	$29,356	10 years	50/50 in excess of $38,500
Navios Etoile	10/2010	180,000	$29,356	10 years	50/50 in excess of $38,500
Navios Bonheur	11/2010	180,000	$29,356	12 years	50/50 in excess of $37,500
Navios TBN: Capesize	03/2011	180,000	$27,431	12 years	N/A
The effective acquisition price, considering the use of MCPS was $423.1 million or $60.4 million per vessel, and the total acquisition price is completely funded. These vessels have been chartered to creditworthy parties for an average term of more than 10 years and are expected to generate annual EBITDA of $68.0 million, or $630.0 million during the term of the charters. These charters are insured by an AA+ rated EU governmental agency.
Sale of Navios Hyperion
On January 8, 2010, Navios Holdings sold the Navios Hyperion, a Panamax vessel to Navios Partners for $63.0 million in cash.
Delivery of Navios Antares
On January 20, 2010, the Navios Antares, a 169,059 dwt Capesize vessel, was delivered to Navios Holdings’ owned fleet from a South Korean Shipyard.
Agreement to Acquire New Capesize Vessel

In February 2010, Navios Holdings agreed to acquire a new build 180,000 dwt Capesize vessel for a nominal price of $55.5 million, payable $52.5 million in cash and $3.0 million in the form of mandatorily convertible preferred stock. The vessel is under construction with a South Korean Shipyard and scheduled for delivery in the first quarter of 2011. The vessel is subject to a 12-year charter to a quality counter party for $27,431 (net) daily rate. It is anticipated that this charter will generate annual EBITDA of $8.1 million and cumulative EBITDA of $92.6 million.
Liquidity
Net Debt to Total Capitalization was 52.6% on December 31, 2009. Navios Holdings’ total liquidity, including bank lines, at December 31, 2009 was approximately $382.1 million. Navios Holdings has no unfunded capital expenditures for either 2010 or 2011. In addition, its debt maturities are less than $65.0 million and $130.0 million in 2010 and 2011, respectively.
Time Charter Coverage
Navios Holdings has extended its long-term fleet employment by entering into agreements to charter-out vessels for periods ranging from one to 12 years. As of February 19, 2010, Navios Holdings had contracted 89.4%, 65.9%, 57.0% and 47.9% of its available days on a charter-out basis for 2010, 2011, 2012 and 2013, respectively, equivalent to $303.1 million, $300.3 million, $284.6 million and $246.8 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $28,313, $32,913, $34,118 and $35,006 for 2010, 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2010 is $10,079.
The above figures do not include vessels servicing the Contracts of Affreightment (“COA”) and Logistics businesses.
Fleet Profile
Navios Holdings controls a fleet of 60 vessels totaling 6.6 million dwt, of which 33 are owned and 27 are chartered-in under long-term charters. Navios Holdings currently operates 43 vessels (14 Capesize, 12 Panamax, 16 Ultra Handymax and one Handysize product tanker vessel) totaling 4.3 million dwt and has 17 newbuildings to be delivered. These vessels are expected to be delivered at various dates through 2013. The average age of the operating fleet is 4.4 years.
Exhibit II displays the “Core Fleet” profile of Navios Holdings.
Navios South American Logistics Inc. (“Navios Logistics”) Highlights
In June 2009, Navios Logistics took delivery of Makenita H, a 17,000 dwt double hulled product oil tanker which was chartered out for three years which commenced on its delivery. In February 2010, Navios Logistics took delivery of Sara H, a 9,000 dwt double hulled product oil tanker, which is chartered out for three years commencing on delivery.
Navios Logistics’ dry port terminal in Uruguay recorded a record level of throughput for the fiscal year 2009 which amounted to 3,055,400 metric tons.
Navios Partners Highlights
On February 11, 2010, Navios Holdings received $4.6 million which represents the cash distribution for the fourth quarter of 2009 from Navios Partners. The total cash distribution received during the fiscal year 2009 was $18.1 million.
Financial Highlights
•	Adjusted EBITDA increased by 99.4% to $51.3 million in the fourth quarter of 2009 from $25.7 million in the same period in 2008

•	Adjusted EBITDA increased by 39.2% to $193.7 million in the year ended December 31, 2009 from $139.2 million in the same period in 2008

•	Adjusted net income increased by 350.9% to $10.5 million in the fourth quarter of 2009 from $4.2 million loss in the same period in 2008.

•	Stockholders’ Equity increased by 14.9% to $925.5 million at December 31, 2009 compared to $805.8 million at December 31, 2008

Dividend Policy
The Board of Directors declared a quarterly cash dividend for the fourth quarter of 2009 of $0.06 per share of common stock. This dividend is payable on April 8, 2010 to stockholders of record as of March 16, 2010. The declaration and payment of any further dividend remains subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities and restrictions under its credit agreements.
Financial Results
For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statements of income for the three and twelve month periods ended December 31, 2009 and 2008. The information was derived from the unaudited consolidated financial statements for the respective periods. EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Holdings’ results.
Fourth Quarter 2009 Results (in thousands of U.S. dollars, unless otherwise stated, except per share data):

	Three Months	Three Months
	ended	ended
	December 31,	December 31,
	2009	2008
Revenue	$148,730	$214,175
EBITDA	$55,284	$24,350
Adjusted EBITDA(*)	$51,289	$25,721
Net income (loss)	$12,486	$(5,563)
Adjusted net income (loss) (**)	$10,517	$(4,192)
Basic EPS	$0.12	$(0.06)
Adjusted Basic EPS (**)	$0.11	$(0.04)

(*)	Adjusted EBITDA for the three months ended December 31, 2009, excludes $4.0 million gain on sale of Navios Apollon. Adjusted EBITDA, for the three months ended December 31, 2008, excludes: $1.5 million cancellation fee and $0.1 million gain on sale of assets.

(**)	Adjusted Net income and Adjusted Basic EPS for the three months ended December 31, 2009, exclude: (i) $4.0 million gain on sale of Navios Apollon and (ii) $2.0 million write off of deferred financing costs due to the partial repayment of outstanding indebtedness following the issuance of the secured bond. Adjusted Net income and Adjusted Basic EPS, for the three months ended December 31, 2008, excludes: $1.5 million cancellation fee and $0.1 million gain on sale of assets.
Revenue from vessel operations for the three months ended December 31, 2009 was $113.6 million as compared to $187.0 million for the same period during 2008. The decrease in revenue was mainly attributable to a) the decrease in Time Charter Equivalent (“TCE”) per day by 33.2% to $24,120 per day in the fourth quarter of 2009 from $36,088 per day in the same period of 2008 and b) the decrease in the available days for the fleet by 17.1% to 4,068 in the fourth quarter of 2009 from 4,910 days in the same period of 2008. The decrease in available days was mainly attributable to the significantly reduced short term fleet activity by 1,322 days, from 1,885 days in the fourth quarter of 2008 to 563 days in the fourth quarter of 2009. This decrease was mitigated by an increase in available days of the owned fleet by 484 days mainly due to the new Capesize deliveries in the fourth quarter of 2009 compared to the same period in 2008.
Revenue from the logistics business was $35.1 million for the three months ended December 31, 2009 as compared to $27.2 million during the same period of 2008. This increase was mainly due to the increased fleet of Navios Logistics and the increased operations of its liquid port compared to the same period of 2008.
EBITDA for the three months of 2009 increased by $30.9 million to $55.3 million compared to $24.4 million for the fourth quarter of 2008. The $30.9 million increase in EBITDA was primarily due to a decrease in time charter, voyage and logistic business expenses by $84.9 million from $168.7 million in the fourth quarter of 2008 to $83.8 million in the same period in 2009, a decrease in losses from derivatives by $3.1 million from $5.5 million loss for the fourth quarter of 2008 to $2.4 million loss for the same period in 2009, an increase in equity in net earnings from affiliated companies by $4.1 million, an increase in gain on sale of assets by $3.9 million, a decrease in net other expenses by $1.2 million. This overall variance of $97.2 million was mitigated by a decrease in revenue by $65.4 million from $214.2 million in the fourth quarter of 2008 to $148.7 million for the same period in 2009, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $0.6 million from $7.1 million in the fourth quarter of 2008 to $7.7 million for the same period in 2009, and a decrease in noncontrolling interests by $0.3 million.
EBITDA of Navios Logistics was $3.8 million for the three months ended December 31, 2009 as compared to $3.2 million during the same period in 2008.
Net income for the three months ended December 31, 2009 was $12.5 million as compared to $5.6 million loss for the comparable period of 2008. The increase of net income by $18.1 million was mainly due to the increase by $30.9 million of EBITDA discussed above, and $1.0 million decrease in income tax. These were mitigated by an increase of depreciation and amortization by $7.0 million, the increase in net interest expense by $6.5 million, the increase in amortization for drydock and special survey costs by $0.2 million, and a $0.1 million increase in share-based compensation.
Year ended December 31, 2009 Results (in thousands of U.S. dollars, unless otherwise stated, except per share data):

	Year ended	Year ended
	December 31,	December 31,
	2009	2008
Revenue	$598,676	$1,246,062
EBITDA	$206,801	$165,478
Adjusted EBITDA (*)	$193,712	$139,161
Net Income	$67,934	$118,527
Adjusted Net Income (**)	$56,871	$34,961
Basic EPS	$0.68	$1.14
Adjusted Basic EPS(**)	$0.57	$0.34

(*)	Adjusted EBITDA, for year ended December 31, 2009, excludes: (i) $20.8 million gain on sale of assets, (ii) $6.1 million non cash compensation from Navios Partners, and (iii) $13.8 million unrealized mark-to-market losses on common units of Navios Partners, accounted for as available for sale securities. Adjusted EBITDA, for the year ended December 31, 2008, excludes: $27.8 million gain on sale of assets and subsidiary, and a $1.5 million cancellation fee.

(**)	Adjusted Net Income and Adjusted Basic EPS also exclude the items described above. Adjusted Net income and Adjusted Basic EPS for the year ended December 31, 2009, were further adjusted to exclude $2.0 million write off of deferred financing costs due to the partial repayment of outstanding indebtedness following the issuance of the secured bond. Adjusted Net Income and Adjusted Basic EPS for the year ended December 31, 2008 were further adjusted to exclude a $57.2 million write-off of deferred Belgian taxes.
Revenue from vessel operations for the year ended December 31, 2009 was $459.8 million as compared to $1,138.3 million for the same period during 2008. The decrease in revenue was mainly attributable to a) the decrease in TCE per day by 43.3% to $25,821 per day in 2009 from $45,566 per day in the same period of 2008 and b) the decrease in the available days for the fleet by 31.7% to 15,588 in 2009 from 22,817 days in the same period of 2008. The decrease in available days was mainly attributable to the significantly reduced short term fleet activity by 8,478 days, from 11,100 days in 2008 to 2,622 days in 2009. This decrease was partially mitigated by an increase in available days of the owned fleet by 1,181 days mainly due to the new Capesize deliveries in 2009 compared to the same period in 2008.
Revenue from the logistics business was $138.9 million in 2009 as compared to $107.8 million during the same period of 2008. This increase was mainly due to the increased fleet of Navios Logistics (which commenced operations in the fourth quarter of 2008) compared to the same period of 2008.
EBITDA for the year ended December 31, 2009 increased by $41.3 million to $206.8 million compared to $165.5 million for the same period in 2008. The $41.3 million increase in EBITDA was primarily due to a decrease in time charter, voyage and logistic business expenses by $712.4 million from $1,066.2 million in 2008 to $353.8 million in the same period in 2009, an increase in equity in net earnings from affiliated companies by $11.8 million from $17.4 million in 2008 to $29.2 million for the same period of 2009. This overall favorable variance of $724.2 million was mitigated mainly by a decrease in revenue by $647.4 million from $1,246.1 million in 2008 to $598.7 million for the same period in 2009, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $4.3 million from

$24.7 million in 2008 to $29.0 million for the same period in 2009, an increase in general and administrative expenses by $4.4 million from $37.3 million in 2008 to $41.7 million for the same period in 2009 (excluding $2.2 million and $2.7 million share-based compensation for 2009 and 2008, respectively), a decrease in gain from derivatives by $7.7 million from $8.1 million in 2008 to $0.4 million for the same period in 2009, an increase in net other expenses by $10.8 million, an increase in income attributable to noncontrolling interests by $1.3 million, and a decrease in gains from sale of assets by $7.0 million.
EBITDA of Navios Logistics was $29.6 million for the year ended December 31, 2009 as compared to $27.0 million during the same period in 2008.
Net income for the year ended December 31, 2009 was $67.9 million as compared to $118.5 million for the comparable period of 2008. The decrease of net income by $50.6 million was mainly due to the increase in depreciation and amortization by $16.8 million, the increase in net interest expense by $20.6 million, the increase in drydock amortization by $0.5 million and the decrease in income taxes by $54.5 million mainly due to the write-off of deferred income taxes of $57.2 million in 2008. These were mitigated by the increase of $41.3 million in EBITDA discussed above, as well as the $0.5 million decrease in share-based compensation.
Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings and its fleet performance for the three and twelve month periods ended December 31, 2009 and 2008.

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	4,068	4,910	15,588	22,817
Operating Days (2)	4,001	4,894	15,479	22,745
Fleet Utilization (3)	98.4%	99.7%	99.3%	99.7%
Equivalent Vessels	44	53	43	62
Time Charter Equivalent (4)	$24,120	$36,088	$25,821	$45,566

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent, is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.
Conference Call:
As already announced, today, Tuesday, February 23, 2010, at 8:30 am EST, members of senior management will host a conference call to provide highlights and commentary on the fourth quarter and year ended December 31, 2009.
A supplemental slide presentation will be available on the Navios Holdings website at http://www.navios.com under the “Investors” section at 6:00 am EST on the day of the call.
The conference call details are as follows:

Call Date/Time: Tuesday, February 23, 2010, at 8:30 am EST
Call Title: Navios Maritime Holdings Inc. Q4 and FY 2009 Financial Results Conference Call
      US Dial In: +1.888.694.4702
      International Dial In: +1.973.582.2741
      Conference ID: 5768 1328
The conference call replay will be available shortly after the live call and remain available for one business week at the following numbers:
      US Replay Dial In: +1.800.642.1687
      International Replay Dial In: +1.706.645.9291
      Conference ID: 5768 1328
This call will be simultaneously Webcast at the following Web address: http://www.videonewswire.com/event.asp?id=66402. The Webcast will be archived and available at this same Web address for one month following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement. For more information about Navios Holdings please visit its website: www.navios.com.
About Navios South American Logistics Inc.
Navios Logistics was formed in 2007 through the acquisition of control of the Horamar Group, established in 1975. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of 233 barges and vessels. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.
About Navios Maritime Partners L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Holdings is an owner and operator of dry bulk vessels. For more information, please visit its website: www.navios-mlp.com.
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts:
Public & Investor Relations
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com

EXHIBIT I
NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$173,933	$133,624
Restricted cash	107,158	17,858
Accounts receivable, net	78,504	109,780
Short-term derivative asset	38,382	214,156
Short-term backlog asset	—	44
Due from affiliate companies	1,973	1,677
Prepaid expenses and other current assets	27,730	28,270

Total current assets	427,680	505,409

Deposit for vessel acquisitions	344,515	404,096
Vessels, port terminal and other fixed assets, net	1,577,741	737,094
Long-term derivative assets	8,181	36,697
Other long-term assets	69,222	46,855
Investments in affiliates	13,042	5,605
Investments in available for sale securities	46,314	22,358
Intangible assets other than goodwill	300,571	347,878
Goodwill	147,916	147,632

Total non-current assets	2,507,502	1,748,215

Total assets	$2,935,182	$2,253,624

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$61,990	$72,520
Dividends payable	6,052	9,096
Accrued expenses	48,030	34,468
Deferred income	9,529	11,319
Short-term derivative liability	10,675	128,952
Current portion of long-term debt	59,804	15,177

Total current liabilities	196,080	271,532

Senior and ship mortgage notes, net of discount	693,049	298,344
Long-term debt, net of current portion	869,853	574,194
Unfavorable lease terms	59,203	76,684
Long-term liabilities and deferred income	33,470	47,827
Deferred tax liability	22,777	26,573
Long-term derivative liability	—	23,691

Total non-current liabilities	1,678,352	1,047,313

Total liabilities	1,874,432	1,318,845

Commitments and contingencies	—	—
Stockholders’ equity

Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,201 and none issued and outstanding as of December 31, 2009 and December 31, 2008, respectively	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding, 100,874,199 and 100,488,784 as of December 31, 2009 and December 31, 2008, respectively	10	10
Additional paid-in capital	533,729	494,719

	December 31,	December 31,
	2009	2008
	(unaudited)
Accumulated other comprehensive income/(loss)	15,156	(22,578)
Retained earnings	376,585	333,669
Total stockholders’ equity	925,480	805,820

Noncontrolling interest	135,270	128,959
Total equity	1,060,750	934,779

Total liabilities and equity	$2,935,182	$2,253,624

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month	Three Month
	Period ended	Period ended	Year ended	Year ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
	(unaudited)	(unaudited)	(unaudited)
Revenue	$148,730	$214,175	$598,676	$1,246,062
Time charter, voyage and logistic business expenses	(83,801)	(168,682)	(353,838)	(1,066,239)
Direct vessel expenses	(8,375)	(7,635)	(31,454)	(26,621)
General and administrative expenses	(12,936)	(12,811)	(43,897)	(40,001)
Depreciation and amortization	(22,053)	(14,979)	(73,885)	(57,062)
Interest income/expense and finance cost, net	(19,042)	(12,435)	(61,919)	(41,375)
Gain (loss) on derivatives	(2,411)	(5,543)	375	8,092
Gain on sale of assets/partial sale of subsidiary	3,995	129	20,785	27,817
Other income/expense, net	(1,157)	(2,402)	(14,666)	(3,967)

Income (loss) before equity in net earnings of affiliate companies	2,950	(10,183)	40,177	46,706
Equity in net earnings of affiliated companies	9,265	5,146	29,222	17,431

Income (loss) before taxes	$12,215	$(5,037)	$69,399	$64,137
Income taxes	(462)	(1,527)	1,565	56,113

Net income (loss)	11,753	(6,564)	70,964	120,250
Less: Net income (loss) attributable to the noncontrolling interest	733	1,001	(3,030)	(1,723)
Net income (loss) attributable to Navios Holdings common stockholders	$12,486	$(5,563)	$67,934	$118,527

Basic net income (loss) per share attributable to Navios Holdings stockholders	$0.12	$(0.06)	$0.68	$1.14

Weighted average number of shares, basic	99,950,703	100,683,770	99,920,716	104,343,083

Diluted net income (loss) per share attributable to Navios Holdings stockholders	$0.11	$(0.06)	$0.65	$1.10

Weighted average number of shares, diluted	109,576,524	100,849,427	105,194,627	107,344,748

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	Year ended	Year ended
	December 31, 2009	December 31, 2008
	(unaudited)
OPERATING ACTIVITIES:
Net income	$70,964	$120,250

Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments	62,112	(6,637)
Decrease in operating assets	30,399	87,797
Increase/(Decrease) in operating liabilities	56,498	(226,145)
Payments for dry dock and special survey costs	(3,522)	(3,653)

Net cash provided by (used in) operating activities	216,451	(28,388)

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(369)	(107,569)
Deposits in escrow in connection with acquisition of subsidiary	—	(2,500)
Acquisition of vessels	(512,760)	(118,814)
Deposits for vessel acquisitions	(238,810)	(197,853)
Receipts from finance lease	567	4,843
Proceeds from sale of assets	66,600	70,088
Restricted cash for investing activities	(90,878)	—
Purchase of property and equipment	(26,888)	(100,832)

Net cash used in investing activities	(802,538)	(452,637)

FINANCING ACTIVITIES:
Proceeds from long term loan, net of deferred finance fees	603,173	312,517
Proceeds from ship mortgage notes	394,412	—
Repayment of long term debt and payment of principal	(333,952)	(52,563)
Dividends paid	(27,583)	(28,588)
Acquisition of treasury stock	(717)	(51,033)
Increase in restricted cash	(9,500)	—
Contributions from noncontrolling shareholders	563	—
Issuance of common stock	—	6,749

Net cash provided by financing activities	626,396	187,082

Increase/(decrease) in cash and cash equivalents	40,309	(293,943)

Cash and cash equivalents, beginning of period	133,624	427,567

Cash and cash equivalents, end of period	$173,933	$133,624

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$58,224	$48,570
Cash paid for income taxes	$2,238	$2,553

Disclosure of Non-GAAP Financial Measures
EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to Navios Holdings’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
EBITDA Reconciliation to Cash from Operations

Three Months Ended	December 31,	December 31,
(in thousands of US Dollars)	2009	2008

Net cash provided by (used in) operating activities	$71,459	$(2,765)
Net (decrease) increase in operating assets	(22,398)	(21,881)
Net (increase) decrease in operating liabilities	(21,949)	43,805
Net interest cost	19,042	12,435
Deferred finance charges	(3,467)	(592)
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	7,828	(6,246)
Provision for losses on accounts receivable	(862)	(2,668)
Earnings in affiliates and joint ventures, net of dividends received	663	534
Payments for drydock and special survey	240	598
Noncontrolling interest	733	1,001
Gain on sale of assets/partial sale of subsidiary	3,995	129

EBITDA	$55,284	$24,350

Year Ended	December 31,	December 31,
(in thousands of US Dollars)	2009	2008

Net cash provided by/(used in) operating activities	$216,451	$(28,388)
Net (decrease) increase in operating assets	(30,399)	(87,797)
Net (increase) decrease in operating liabilities	(56,498)	226,145
Net interest cost	61,919	41,375
Deferred finance charges	(6,682)	(2,077)
Provision for losses on accounts receivable	(2,237)	(2,668)
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	9,311	(15,376)
Earnings in affiliates and joint ventures, net of dividends received	1,355	4,517
Payments for drydock and special survey	3,522	3,653
Gain on sale of assets/partial sale of subsidiary	20,785	27,817
Unrealized losses on available for sale securities	(13,778)	—
Non-cash compensation received	6,082	—
Noncontrolling interest	(3,030)	(1,723)

EBITDA	$206,801	$165,478

EXHIBIT II
Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Vector(1)	Ultra Handymax	2002	50,296
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Orbiter	Panamax	2004	76,602
Navios Asteriks	Panamax	2005	76,801
Navios Pollux	Capesize	2009	180,727
Navios Happiness	Capesize	2009	180,022
Navios Bonavis	Capesize	2009	180,022
Navios Aurora II	Capesize	2009	169,031
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Vanessa	Product Handysize	2002	19,078
Owned Vessels to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight
			(in metric tons)
Navios Melodia	Capesize	7/2010	180,000
Navios Fulvia	Capesize	8/2010	180,000
Navios Buena Ventura	Capesize	9/2010	180,000
Navios Luz	Capesize	10/2010	180,000
Navios Etoile	Capesize	10/2010	180,000
Navios Bonheur	Capesize	11/2010	180,000
Navios TBN	Capesize	3/2011	180,000
Long term Chartered-in Fleet in Operation

		Year		Purchase
Vessel Name	Vessel Type	Built	Deadweight	Option(2)
			(in metric tons)
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Cielo	Panamax	2003	75,834	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Belisland	Panamax	2003	76,602	No
Golden Heiwa	Panamax	2007	76,662	No

		Year		Purchase
Vessel Name	Vessel Type	Built	Deadweight	Option(2)
			(in metric tons)
SA Fortius	Capesize	2001	171,595	No
C. Utopia	Capesize	2007	174,000	No
Beaufiks	Capesize	2004	180,181	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	170,500	No
Phoenix Beauty	Capesize	2010	169,150	No
Long term Chartered-in Fleet to be Delivered

				Purchase
Vessel Name	Vessel Type	Delivery Date	Deadweight	Option(2)
			(in metric tons)
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	02/2011	35,000	Yes	(3)
Navios TBN	Handysize	04/2011	35,000	Yes	(3)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	61,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Panamax	01/2013	82,100	Yes
Navios TBN	Capesize	06/2013	180,000	Yes
Navios TBN	Ultra Handymax	08/2013	61,000	Yes

(1)	Currently chartered-in vessel; expected to be delivered in Navios Holdings’ owned fleet in Q2 2010.

(2)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(3)	The initial 50% purchase option on each vessel is held by Navios Holdings.